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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)

KPMG Consulting Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48265R109

(CUSIP Number)

08/22/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

Page 1 of 7 Pages

CUSIP No. 48265R109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KPMG Deutsche Treuhand-Gesellschaft AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 22,447,539
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,924,991
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,447,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON CO

Page 2 of 7 Pages

CUSIP No. 48265R109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KPMG Regulus Treuhand-Gesellschaft GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X] Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,522,548
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,522,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON CO

Page 3 of 7 Pages

Item 1.
(a)	Name of Issuer KPMG Consulting Inc.

(b)	Address of Issuer’s Principal Executive Offices 1676 International Drive Mclean VA 22102

Item 2.
(a)	Name of Persons Filing (i) KPMG Deutsche Treuhand-Gesellschaft AG (“KPMG DTG”) (ii) KPMG Regulus Treuhand-Gesellschaft GmbH (“Regulus”)

(b)	Address of Principal Business Office or, if none, Residence KPMG DTG: Taubenstrasse 44-45, Berlin, Germany 10117 Regulus: Taubenstrasse 44-45, Berlin, Germany 10117

(c)	Citizenship KPMG DTG: Germany Regulus: Germany

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 48265R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 7 pages

Item 4.	Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	KPMG DTG: 22,447,539.* Regulus: 12,522,548.*

(b)	Percent of class:	KPMG DTG: 11.9% Regulus: 6.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	KPMG DTG: 22,447,539 Regulus: 0

(ii)	Shared power to vote or to direct the vote	KPMG DTG: 0 Regulus: 0

(iii)	Sole power to dispose or to direct the disposition of	KPMG DTG: 9,924,991 Regulus: 12,522,548

(iv)	Shared power to dispose or to direct the disposition of	KPMG DTG: 0 Regulus: 0

Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N.A.

Item 8.	Identification and Classification of Members of the Group.

           N.A.

__________________
*      KPMG DTG and Regulus may be deemed to be members of a “group” with each other for the purpose of Section 13(d) of the Exchange Act. For the purpose of Section 13(d) of the Exchange Act, KPMG DTG may be deemed a beneficial owner of the securities over which Regulus has sole dispositive power by virtue of contractual arrangements with Regulus. Regulus disclaims beneficial ownership of the securities over which KPMG DTG has sole dispositive power.

Page 5 of 7 pages

Item 9.	Notice of Dissolution of Group.

           N.A.

Item 10.	Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPMG Deutsche Treuhand-Gesellschaft AG
/s/ Burkhard Keese, Partner

/s/ Heinz Nelissen, Partner

September 3, 2002

KPMG Regulus Treuhand-Gesellschaft GmbH
/s/ Burkhard Keese, Partner

/s/ Heinz Nelissen, Partner

September 3, 2002

Page 7 of 7 pages